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71649P102                                                            Page 1 of 6
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 3)*
                             _______________________

                              PETROKAZAKHSTAN INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    71649P102
                                 (CUSIP Number)

                               BERNARD F. ISAUTIER
                        CHAIRMAN OF THE BOARD, PRESIDENT
                           AND CHIEF EXECUTIVE OFFICER
                            C/O PETROKAZAKHSTAN INC.
                        HOGART HOUSE, 29-31 SHEET STREET
                           WINDSOR, BERKSHIRE, SL4 1BY
                                 UNITED KINGDOM
                                       TEL. NO.: 44 (1753) 410 020
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               SEPTEMBER 29, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

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71649P102                                                            Page 2 of 6
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bernard F. Isautier
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Personal Funds
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canadian
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        4,073,140
                                ------------------------------------------------
       NUMBER OF                8       SHARED VOTING POWER
        SHARES
    BENEFICIALLY OWNED                  0
    BY EACH REPORTING           ------------------------------------------------
        PERSON                  9       SOLE DISPOSITIVE POWER
         WITH
                                        4,073,140
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,073,140
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.28%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

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71649P102                                                            Page 3 of 6
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                         AMENDMENT NO. 3 TO SCHEDULE 13D

                  This Amendment No. 3 amends and restates the Schedule 13D filed by Mr. Bernard F. Isautier with respect to the Class A Common Stock, no par value per share (the "Common Stock"), of PetroKazakhstan Inc. (the "Company"), which was originally filed on March 6, 2002, and amended by Amendment No. 1, which was filed on May 21, 2004 and by Amendment No. 2, which was filed on September 7, 2004.


ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities of the Company to which this statement relates is the Company's Class A Common Stock, no par value. The address of the principal executive office of the Company is 140 - 4th Avenue S.W., #1460, Calgary, Alberta, Canada T2P 3N3.


ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) - (c) The person filing this statement is Bernard F. Isautier ("Mr. Isautier" or "Reporting Person"). The business address of Mr. Isautier is c/o PetroKazakhstan Inc., Hogart House, 29-31 Sheet Street, Windsor, Berkshire, SL4 1BY, United Kingdom. Mr. Isautier's principal occupation or employment is Chairman of the Board, President and Chief Executive Officer of the Company.

                  (d) and (e) Mr. Isautier has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

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71649P102                                                            Page 4 of 6
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                  (f)     Mr. Isautier is a citizen of Canada.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On September 29, 2004, Mr. Isautier sold 1,000,000 shares of Common Stock in open market transactions for an aggregate amount of Cdn$ 43,250,000, triggering the filing of this Amendment No. 3 to Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Person disposed of beneficial ownership of the shares of Common Stock described in this Amendment No. 3 to Schedule 13D for investment purposes. From time to time the Reporting Person may acquire additional shares of Common Stock and dispose of some or all of the shares of Common Stock owned by him. The Reporting Person has no other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of
Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 4,073,140 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and there being 77,175,491 shares of Common Stock outstanding (as represented by the Company to the Reporting Person), represent approximately 5.28% of the outstanding shares of Common Stock.

                  (b) The Reporting Person has the sole power to direct the vote and the sole power to direct the disposition of the 4,073,140 shares of Common Stock that may be deemed to be owned beneficially by him.

                  (c) The shares of Common Stock sold by Mr. Isautier since September 7, 2004, the date on which Amendment No. 2 to Schedule 13D was filed, are as follows:

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71649P102                                                            Page 5 of 6
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                                         NUMBER               PURCHASE PRICE
               DATE                     OF SHARES               PER SHARE
         ------------------          --------------          -----------------
         September 29, 2004             1,000,000              Cdn$ 43.25
                                     --------------
               TOTAL                    1,000,000


                  The shares were sold in open market transactions.

                  (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

                  (e)     Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any security of the Company.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Not applicable.



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71649P102                                                            Page 6 of 6
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                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2004


                                                     /s/ Bernard F. Isautier
                                                     ---------------------------
                                                     Bernard F. Isautier